Exhibit 3.1

UNOFFICIAL TRANSLATION

DEED OF INCORPORATION

DE INTERNATIONAL HOLDINGS B.V.

On the twenty-seventh day of February two thousand and twelve appears before me, Mr Marieke Bernadet Enneman, kandidaat-notaris (candidate civil-law notary), hereinafter referred to as “notaris”, acting for Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam, who is absent with leave:

Caroline Steinmetz, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in Amsterdam, with address at: 1082 MD Amsterdam, the Netherlands, Claude Debussylaan 80, born in The Hague on the twenty-third day of May nineteen hundred and eighty-five, who is acting for the purpose hereof as attorney authorised in writing of Sara Lee International B.V., a private company with limited liability, having its corporate seat in Joure, the Netherlands, and with address at: 3532 AD Utrecht, the Netherlands, Vleutensevaart 100, trade register number 30178468, hereinafter referred to as: the Incorporator, and as such representing the Incorporator.

The person appearing declares that the Incorporator incorporates a private company with limited liability, which shall be governed by the following

ARTICLES OF ASSOCIATION:

Name. Corporate seat.

Article 1.

The name of the company is: DE International Holdings B.V.

Its corporate seat is in Utrecht.

Objects.

Article 2.

The objects of the company are the sale, purchase, manufacturing, packaging and trading of coffee, tea, beverages and other related products, including but not limited to the process of coffee beans into coffee and related products, as well as to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

Definitions.

Article 3.

In these articles of association the following terms shall have the following meaning:

Board:	the board of directors of the Company;

Chairman:	the Non-Executive Director of the Board appointed as Chairman in accordance with article 13, paragraph 2;

Chief Executive Officer:	the Executive Director appointed as Chief Executive Officer in accordance with article 13, paragraph 1;

Executive Director:	a member of the Board appointed as executive director;

Non-Executive Director:	a member of the Board appointed as non executive director.

Share capital and shares.

Article 4.

4.1.	The authorised share capital of the company amounts to two hundred and twenty-five thousand euro (EUR 225,000). It is divided into one million eight hundred seventy-five thousand (1,875,000) shares of twelve eurocent (EUR 0.12) each, which are divided in three hundred seventy-five thousand (375,000) shares series A and one million five hundred thousand (1,500,000) shares series B.

4.2.	The shares shall be in registered form and shall be numbered consecutively from A1, respectively B1 onwards.

Each of the series of shares constitutes a separate class of shares. Where in these articles of association reference is made to shares and shareholders this shall include the shares of each class and the holders of shares of each class respectively, unless explicitly provided otherwise.

4.3.	No share certificates shall be issued.

4.4.	The company may grant loans for the purpose of a subscription for or an acquisition of shares in its share capital subject to any applicable statutory provisions. A resolution by the Board to grant a loan as referred to in the preceding sentence shall be subject to the approval of the general meeting of shareholders (the “general meeting”).

Issue of shares.

Article 5.

5.1.	Shares shall be issued pursuant to a resolution of the general meeting; the general meeting shall determine the price and further terms and conditions of the issue.

5.2.	Shares shall never be issued at a price below par.

5.3.	Shares shall be issued by notarial deed in accordance with section 2:196 of the Civil Code.

5.4.	Shareholders have no pre-emptive rights upon an issue of shares or upon a grant of rights to subscribe for shares.

5.5.	The company is not authorised to cooperate in the issue of depositary receipts for shares.

Payment for shares.

Article 6.

6.1.	Shares shall only be issued against payment in full.

6.2.	Payment must be made in cash to the extent that no alternative contribution has been agreed.

6.3.	Payment in cash may be made in a foreign currency, subject to the company’s consent.

Acquisition and disposal of shares. Reduction of share capital.

Article 7.

7.1.	Subject to authorisation by the general meeting and subject to the applicable statutory provisions, the Board may cause the company to acquire fully paid up shares in its share capital for a consideration.

7.2.	Paragraph 1 of article 5 shall equally apply to the disposal by the company of shares acquired in its own share capital. A resolution to dispose of such shares shall be deemed to include the approval as referred to in section 2:195 subsection 4 of the Civil Code.

7.3.	With due observance of the statutory requirements the general meeting may resolve to reduce the issued share capital by cancelling all issued shares of one class against repayment of the amount paid-up on those shares.

7.4.	Partial repayment on shares pursuant to a resolution to reduce their par value may also be made exclusively on shares of a specific class.

Shareholders register.

Article 8.

8.1.	The Board shall maintain a shareholders register in accordance with the relevant statutory requirements.

8.2.	The Board shall make the register available at the office of the company for inspection by the shareholders.

Notices of meetings and notifications.

Article 9.

9.1.	Notices of meetings to shareholders shall be sent to the addresses stated in the shareholders register.

9.2.	Notifications to the Board shall be sent to the office of the company or to the addresses of all members of the Board.

9.3.	Notices of meetings and notifications by means of a legible and reproducible electronic communication shall be sent to the address that has been provided for that purpose.

Transfer of shares.

Article 10.

Any transfer of shares shall be effected by notarial deed, in accordance with section 2:196 of the Civil Code.

Restrictions on the transfer of shares.

Article 11.

11.1.	A transfer of shares in the company—not including a disposal by the company of shares which it has acquired in its own share capital—may only be effected with due observance of paragraphs 2 through 7.

11.2.	A shareholder who wishes to transfer one or more shares shall require the approval of the general meeting.

11.3.	The transfer must be effected within three months after the approval has been granted or is deemed to have been granted.

11.4.	The approval shall be deemed to have been granted if the general meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more interested parties who are prepared to purchase all of the shares referred to in the request for approval against payment in cash, at the purchase price determined in accordance with paragraph 5; the company itself can only be designated as interested party with the approval of the requesting shareholder.

The approval shall likewise be deemed granted if the general meeting has not made a decision in respect of the request for approval within six weeks of its receipt.

11.5.	The requesting shareholder and the interested parties accepted by him shall determine the purchase price referred to in paragraph 4 by mutual agreement.

Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual agreement between the Board and the requesting shareholder.

11.6.	Should the Board and the requesting shareholder fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industry which is competent to register the company in the trade register.

11.7.	Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, for a period of one month after the determination of the purchase price, to decide whether he will transfer his shares to the designated interested parties.

Management.

Article 12.

12.1.	The management of the company shall be conducted by a Board.

12.2.	The Board shall consist of one or more Executive Directors and Non-Executive Directors.

The Board shall determine the number of Executive Directors and the number of Non-Executive Directors.

Only natural persons can be Non-Executive Directors.

12.3.	The Executive Directors and Non-Executive Directors shall be appointed as such by the general meeting

Chief Executive Officer. Chairman of the Board.

Article 13.

13.1.	The Board shall appoint an Executive Director as Chief Executive Officer for such period as the Board may decide. In addition, the Board may grant other titles to an Executive Director.

13.2.	The Board shall appoint a Non-Executive Director to be Chairman of the Board for such period as the Board may decide.

13.3.	The Board may appoint one or more of the Non-Executive Directors as vice-chairman of the Board for such period as the Board may decide. If the Chairman is absent or unwilling to take the chair, a vice-chairman shall be entrusted with such of the duties of the Chairman entrusted to him by the Board may decide.

13.4.	If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a vice-chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board or another person present designated for such purpose by the meeting.

Meetings.

Article 14.

14.1.	Meetings of the Board may be called at any time by one or more members of the Board.

14.2.	A member of the Board member will not participate in deliberations and the adoption of resolutions in respect of which he has a conflict of interest with the company or its enterprise. If all members of the Board have a conflict of interest, the resolution concerned will nevertheless be adopted by the Board.

14.3.	The minutes of meetings of the Board shall be kept by the Chairman. The minutes shall be adopted by the Board at the same meeting or at a subsequent meeting. If the Board has adopted resolutions without holding a meeting, the Chairman shall keep a record of each resolution adopted without holding a meeting. Such record shall be signed by the Chairman.

Powers, division of duties, restrictions.

Article 15.

15.1.	Subject to the division of duties referred to in paragraph 2 of this article, the Board shall be entrusted with the management of the company and shall for such purpose have all the powers within the limits of the law that are not granted by these articles of association to others.

15.2.	The Board may divide its duties among the directors by regulation, provided that the day to day management of the company shall be entrusted to the Executive Directors and provided further that the task to supervise the performance by the directors of their duties cannot be taken away from the Non-Executive Directors.

15.3.	The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

15.4.	In the event of the absence or inability to act of one or more members of the Board, the powers of the Board remain intact, provided that:

(i)	in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorised to temporarily entrust the management to others;

(ii)	in the event of the absence or inability to act of the Non-Executive Directors or of all members of the Board, the person designated or to be designated for that purpose by the general meeting shall temporarily be in charge of the management.

Representation.

Article 16.

16.1.	The Board shall represent the company.

16.2.	The company shall also be represented by the Chief Executive Officer.

16.3.	In the event that a member of the Board has a conflict of interest with the company, the company nonetheless can be represented by the person(s) referred to in paragraphs 1 and 2 above.

Authorised signatories.

Article 17.

The Board may grant to one or more persons, whether or not employed by the company, the power to represent the company (“procuratie”) or grant in a different manner the power to represent the company on a continuing basis. The Board may also grant such other titles as it may determine to persons as referred to in the preceding sentence, as well as to other persons, but only if such persons are employed by the company.

General meetings.

Article 18.

18.1.	The annual general meeting shall be held within six months after the end of the financial year.

18.2.	The agenda for this meeting shall in any case include the adoption of the annual accounts, the allocation of profits and the discharge of members of the Board from liability for their management over the last financial year, unless the period for preparation of the annual accounts has been extended.

At this general meeting any other items which have been put on the agenda in accordance with paragraphs 5 and 6 shall be discussed.

18.3.	A general meeting shall be convened whenever the Board or a shareholder considers this appropriate.

18.4.	General meetings shall be held in the municipality where the company has its corporate seat. Resolutions adopted at a general meeting held elsewhere shall be valid only if the entire issued share capital is represented.

18.5.	Shareholders shall be given notice of the general meeting by the Board, by a member of the Board or by a shareholder. The notice shall specify the items to be discussed.

18.6.	Notice shall be given not later than on the fifteenth day prior to the date of the meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous vote at a meeting at which the entire issued share capital is represented.

The preceding sentence shall equally apply to matters which have not been mentioned in the notice of the meeting or in a supplementary notice sent with due observance of the notice period.

18.7.	The general meeting shall appoint its chairman. The chairman shall designate the secretary.

18.8.	Minutes shall be kept of the business transacted at a meeting.

Voting rights of shareholders.

Article 19.

19.1.	Each share confers the right to cast one vote.

The voting rights attached to shares may not be conferred on holders of a right of usufruct and holders of a right of pledge on those shares.

Members of the Board as such have an advisory vote at the general meetings.

19.2.	Shareholders may be represented at a meeting by a proxy authorised in writing.

19.3.	Resolutions shall be adopted by an absolute majority of the votes cast.

19.4.	Each shareholder is, either in person or by a proxy authorised in writing, entitled to participate in a general meeting, to address the meeting and to exercise his voting rights by electronic means of communication. To do so he must be able to participate in the deliberations through the electronic means of communication. The Board may with the consent of the general meeting attach conditions to the use of the electronic means of communication. The notice of the meeting shall set out these conditions or state where they can be consulted.

19.5.	For the purposes of paragraphs 2 and 4, the requirement of written form shall also be met if the proxy has been recorded electronically.

19.6.	Shareholders may adopt any resolutions which they could adopt at a meeting, without holding a meeting. The members of the Board are given the opportunity to advise regarding such resolution, unless in the circumstances it is unacceptable according to criteria of reasonableness and fairness to give such opportunity.

A resolution to be adopted without holding a meeting shall only be valid if all shareholders entitled to vote have cast their votes in writing or by legible and reproducible electronic communications in favour of the proposal concerned.

Those shareholders shall forthwith notify the Board of the resolution so adopted.

Financial year. Annual accounts.

Article 20.

20.1.	The financial year shall run from the first day of July until the thirtieth day of June of the following calendar year.

20.2.	Annually, within five months after the end of each financial year – save where this period is extended by a maximum of six months by the general meeting on the basis of special circumstances—the Board shall prepare annual accounts and shall make these available at the office of the company for inspection by the shareholders. The annual accounts shall be accompanied by the auditor’s certificate, referred to in article 21, if the assignment referred to in that article have been given, by the annual report, unless section 2:391 of the Civil Code does not apply to the company, and by the additional information referred to in section 2:392 subsection 1 of the Civil Code, insofar as the provisions of that subsection apply to the company.

The annual accounts shall be signed by all members of the Board. If the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

Auditor.

Article 21.

The company may give an assignment to an auditor as referred to in section 2:393 of the Civil Code to audit the annual accounts prepared by the Board in accordance with subsection 3 of such section provided that the company shall give such assignment if the law so requires.

If the law does not require that the assignment mentioned in the preceding sentence be given the company may also give the assignment to audit the annual accounts prepared by the Board to another expert; such expert shall hereinafter also be referred to as: auditor.

The general meeting shall be authorised to give the assignment referred to above. If the general meeting fails to do so, then the Board shall be so authorised.

The assignment given to the auditor may be revoked by the general meeting and by the Board if it has given such assignment.

The assignment may be revoked for good reasons with due observance of section 2:393 subsection 2 of the Civil Code.

The auditor shall report on his audit to the Board and shall issue a certificate containing its results.

Profit and loss.

Article 22.

22.1.	Distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

22.2.	The profits shall be at the free disposal of the general meeting.

22.3.	The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its shareholders’ equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

22.4.	A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.

22.5.	Shares which the company holds in its own share capital shall not be taken into account for the purpose of determining how the amount to be distributed on shares is to be divided.

Distribution of profits.

Article 23.

23.1.	Dividends shall be due and payable four weeks after they have been declared, unless the general meeting determines another date on the proposal of the Board.

23.2.	The general meeting may resolve that dividends shall be distributed in whole or in part in a form other than cash.

23.3.	Without prejudice to paragraph 3 of article 22 the general meeting may resolve to distribute all or any part of the reserves.

23.4.	Without prejudice to paragraph 3 of article 22 interim distributions shall be made if the general meeting so determines on the proposal of the Board.

Liquidation.

Article 24.

24.1.	If the company is dissolved pursuant to a resolution of the general meeting, the members of the Board shall become the liquidators of its property, if and to the extent that the general meeting shall not appoint one or more other liquidators.

24.2.	After the company has ceased to exist, its books, records and other data carriers shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

Transitional provision.

Article 25.

The first financial year shall end on the thirtieth day of June two thousand and twelve.

This article and its heading shall lapse after expiry of the first financial year.

Finally the person appearing declares that:

a.	the issued and paid up share capital of the company amounts to forty-five thousand euro (EUR 45,000);

b.	the Incorporator subscribes for three hundred seventy-five thousand (375,000) shares series A in the company’s share capital;

c.	the Incorporator has agreed with and on behalf of the company that it shall fully pay up its shares in cash;

the requirements concerning such payment as set out in section 2:203a subsection 1 of the Civil Code have been fulfilled; to the extent that payment in full has been effected in accordance with subsection 1(b) of that section, the company accepts the payment;

d.	for the time being there shall be one Executive Director and one Non-Executive Director;

1.	for the first time is appointed as Executive Director as Chief Executive Officer: Michiel Jeroen Herkemij, born in Amsterdam, the Netherlands, on the fifteenth day of May nineteen hundred sixty-four; and

2.	for the first time is appointed as Non-Executive Director as Chairman: Jan Bennink, born in Groningen, the Netherlands, on the nineteenth day of September nineteen hundred sixty-five.

The certificate to be attached to this deed pursuant to section 2:203a of the Civil Code is attached to this deed.

Sufficient proof of the existence of the power of attorney has been given to me, notaris.

The written power of attorney to the person appearing is evidenced by a private instrument which is attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the party and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

(Signed): C. Steinmetz, M.B. Enneman.